POTOMAC ELECTRIC POWER COMPANY

701 Ninth Street, N.W., Washington, D.C.

TO

THE BANK OF NEW YORK

101 Barclay Street, New York, NY

AS TRUSTEE

———————————

Supplemental Indenture

Dated as of _____ ___, _____

———————————

Supplemental to Mortgage and Deed of Trust

Dated July 1, 1936

———————————

First Mortgage Bonds, ____% Series due ____

TABLE OF CONTENTS*

---

*The Table of Contents is not part of the Supplemental Indenture and should not be considered as such. It is included herein only for purposes of convenient reference.

SUPPLEMENTAL INDENTURE, dated as of the ___ day of _____, _____
_____ (____), made by and between Potomac Electric Power Company, a
corporation organized and existing under the laws of the District of Columbia and a domestic
corporation of the Commonwealth of Virginia (hereinafter sometimes called the "Company"),
party of the first part, and The Bank of New York, a New York banking corporation organized
and existing under the laws of the State of New York (hereinafter sometimes called the
"Trustee"), as Trustee under the Mortgage and Deed of Trust dated July 1, 1936, hereinafter
mentioned, party of the second part;

WHEREAS, The Company has heretofore executed and delivered its Mortgage and Deed
of Trust, dated July 1, 1936 (hereinafter sometimes referred to as the "Original Indenture"), to
The Riggs National Bank of Washington, D.C., as trustee, to secure an issue of First Mortgage
Bonds of the Company, issuable in series; and

WHEREAS, the Trustee has succeeded The Riggs National Bank of Washington, D.C. as
trustee under the Original Indenture pursuant to Article XIII, Section 3 thereof; and

WHEREAS, pursuant to the terms and provisions of the Original Indenture, indentures
supplemental thereto dated as of July 1, 1936, December 1, 1939, August 1, 1940, August 1,
1942, January 1, 1948, May 1, 1949, May 1, 1950, March 1, 1952, May 15, 1953, May 16, 1955,
June 1, 1956, December 1, 1958, November 16, 1959, December 1, 1960, February 15, 1963,
May 15, 1964, April 1, 1966, May 1, 1967, February 15, 1968, March 15, 1969, February 15,
1970, August 15, 1970, September 15, 1972, April 1, 1973, January 2, 1974, August 15, 1974,
August 15, 1974, June 15, 1977, July 1, 1979, June 16, 1981, June 17, 1981, December 1, 1981,
August 1, 1982, October 1, 1982, April 15, 1983, November 1, 1985, March 1, 1986, November
1, 1986, March 1, 1987, September 16, 1987, May 1, 1989, August 1, 1989, April 5, 1990, May
21, 1991, May 7, 1992, September 1, 1992, November 1, 1992, March 1, 1993, March 2, 1993,
July 1, 1993, August 20, 1993, September 29, 1993, September 30, 1993, October 1, 1993,
February 10, 1994, February 11, 1994, March 10, 1995, September 6, 1995, September 7, 1995,
October 2, 1997 and March 17, 1999 have been heretofore entered into between the Company
and the Trustee to provide, respectively, for the creation of the first through the sixty-third series
of Bonds thereunder and, in the case of the supplemental indentures dated January 1, 1948,
March 1, 1952, May 15, 1953, May 16, 1955, June 1, 1956, September 15, 1972, July 1, 1979,
June 17, 1981, November 1, 1985, September 16, 1987, May 1, 1989, May 21, 1991, May 7,
1992, July 1, 1993, October 2, 1997 and one of the supplemental indentures dated August 15,
1974, to convey additional property; and

WHEREAS, $20,000,000 principal amount of Bonds of the 3-1/4% Series due 1966 (the
first series), $5,000,000 principal amount of Bonds of the 3-1/4% Series due 1974 (the second
series), $10,000,000 principal amount of Bonds of the 3-1/4% Series due 1975 (the third series),
$5,000,000 principal amount of Bonds of the 3-1/4% Series due 1977 (the fourth series),
$15,000,000 principal amount of Bonds of the 3% Series due 1983 (the fifth series), $10,000,000
principal amount of Bonds of the 2-7/8% Series due 1984 (the sixth series), $30,000,000
principal amount of Bonds of the 2-3/4% Series due 1985 (the seventh series), $15,000,000
principal amount of Bonds of the 3-1/4% Series due 1987 (the eighth series), $10,000,000

principal amount of Bonds of the 3-7/8% Series due 1988 (the ninth series), $10,000,000 principal amount of Bonds of the 3-3/8% Series due 1990 (the tenth series), $10,000,000 principal amount of Bonds of the 3-5/8% Series due 1991 (the eleventh series), $25,000,000 principal amount of Bonds of the 4-5/8% Series due 1993 (the twelfth series), $15,000,000 principal amount of Bonds of the 5-1/4% Series due 1994 (the thirteenth series), $40,000,000 principal amount of Bonds of the 5% Series due 1995 (the fourteenth series), $50,000,000 principal amount of Bonds of the 4-3/8% Series due 1998 (the fifteenth series), $45,000,000 principal amount of Bonds of the 4-1/2% Series due 1999 (the sixteenth series), $15,000,000 principal amount of Bonds of the 5-1/8% Series due 2001 (the seventeenth series), $35,000,000 principal amount of Bonds of the 5-7/8% Series due 2002 (the eighteenth series), $40,000,000 principal amount of Bonds of the 6-5/8% Series due 2003 (the nineteenth series),$45,000,000 principal amount of Bonds of the 7-3/4% Series due 2004 (the twentieth series), $35,000,000 principal amount of Bonds of the 8.85% Series due 2005 (the twenty-first Series), $70,000,000 principal amount of Bonds of the 9-1/2% Series due August 15, 2005 (the twenty-second series), $50,000,000 principal amount of Bonds of the 7-3/4% Series due 2007 (the twenty-third series), $25,000,000 principal amount of Bonds of the 5-5/8% Series due 1997 (the twenty-fourth series), $100,000,000 principal amount of Bonds of the 8-3/8% Series due 2009 (the twenty-fifth series), $50,000,000 principal amount of Bonds of the 10-1/4% Series due 1981 (the twenty-sixth series), $50,000,000 principal amount of Bonds of the 10-3/4% Series due 2004 (the twenty-seventh series), $38,300,000 principal amount of Bonds of the 6-1/8% Series due 2007 (the twenty-eighth series), $15,000,000 principal amount of Bonds of the 6-1/2% Series due 2004 (the twenty-ninth series), $20,000,000 principal amount of Bonds of the 6-1/2% Series due 2007 (the thirtieth series), $7,500,000 principal amount of Bonds of the 6-5/8% Series due 2009 (the thirty-first series), $30,000,000 principal amount of Bonds of the Floating Rate Series due 2010 (the thirty-second series), $50,000,000 principal amount of Bonds of the 14-1/2% Series due 1991 (the thirty-third series), $50,000,000 principal amount of Bonds of the Adjustable Rate Series due 2001 (the thirty-fourth series),$60,000,000 principal amount of Bonds of the 14-1/4% Series due 1992 (the thirty-fifth series), $50,000,000 principal amount of Bonds of the 11-7/8% Series due 1989 (the thirty-sixth series), $37,000,000 principal amount of Bonds of the 8-3/4% Series due 2010 (the thirty-seventh series), $75,000,000 principal amount of Bonds of the 11-1/4% Series due 2015 (the thirty-eighth series), $75,000,000 principal amount of Bonds of the 9-1/4% Series due 2016 (the thirty-ninth series), $75,000,000 principal amount of Bonds of the 8-3/4% Series due 2016 (the fortieth series), $75,000,000 principal amount of Bonds of the 8-1/4% Series due 2017 (the forty-first series), $75,000,000 principal amount of Bonds of the 9% Series due 1990 (the forty-second series), $75,000,000 principal amount of Bonds of the 9-3/4% Series due 2019 (the forty-third series) , $75,000,000 principal amount of Bonds of the 8-5/8% Series due 2019 (the forty-fourth series), $100,000,000 principal amount of Bonds of the 9% Series due 2000 (the forty-fifth series), $100,000,000 principal amount of Bonds of the 9% Series due 2021 (the forty-sixth series), $75,000,000 principal amount of Bonds of the 8-1/2% Series due 2027 (the forty-seventh series) and $270,000,000 principal amount of Bonds of the 6% Series due 2004 (the sixty-third series) have been heretofore redeemed and retired and there are now issued and outstanding under the Original Indenture and under the supplemental indentures referred to above: $30,000,000 principal amount of Bonds of the 6% Series due 2022 (the forty-eighth series); $37,000,000 principal amount of Bonds of the 6-3/8% Series due 2023 (the forty-ninth series); $78,000,000 principal amount of Bonds of the 6-1/2% Series due 2008 (the fiftieth series); $40,000,000 principal amount of Bonds of the 7-1/2% Series due 2028 (the fifty-first

series); $100,000,000 principal amount of Bonds of the 7-1/4% Series due 2023 (the fifty-second series); $100,000,000 principal amount of Bonds of the 6-7/8% Series due 2023 (the fifty-third series); $50,000,000 principal amount of Bonds of the 5-5/8% Series due 2003 (the fifty-fourth series); $50,000,000 principal amount of Bonds of the 5-7/8% Series due 2008 (the fifty-fifth series); $75,000,000 principal amount of Bonds of the 6-7/8% Series due 2024 (the fifty-sixth series); $42,500,000 principal amount of Bonds of the 5-3/8% Series due 2024 (the fifty-seventh series); $38,300,000 principal amount of Bonds of the 5-3/8% Series due 2024 (the fifty-eighth series); $16,000,000 principal amount of Bonds of the 5-3/4% Series due 2010 (the fifty-ninth series); $100,000,000 principal amount of Bonds of the 6-1/2% series due 2005 (the sixtieth series); $75,000,000 principal amount of Bonds of the 7-3/8% Series due 2025 (the sixty-first series); and $175,000,000 principal amount of Bonds of the 6-1/4% Series due 2007 (the sixty-second series); and

WHEREAS, for the purpose of conforming the Original Indenture to the standards prescribed by the Trust Indenture Act of 1939 or otherwise modifying certain of the provisions of the Original Indenture, indentures supplemental thereto dated December 10, 1939, August 10, 1942, October 15, 1942, April 1, 1966, June 16, 1981, June 17, 1981, December 1, 1981, August 1, 1982, October 1, 1982, April 15, 1983, November 1, 1985, March 1, 1986, November 1, 1986, March 1, 1987, September 16, 1987, May 1, 1989, August 1, 1989, April 5, 1990, May 21, 1991, May 7, 1992, September 1, 1992, November 1, 1992, March 1, 1993, March 2, 1993, July 1, 1993, August 20, 1993, September 29, 1993, September 30, 1993, October 1, 1993, February 10, 1994, February 11, 1994, March 10, 1995, September 6, 1995, September 7, 1995 , October 2, 1997 and March 17, 1999 have been heretofore entered into between the Company and the Trustee, and for the purpose of conveying additional property, indentures supplemental thereto dated July 15, 1942, October 15, 1947, December 31, 1948, December 31, 1949, February 15, 1951, February 16, 1953, March 15, 1954, March 15, 1955, March 15, 1956, April 1, 1957, May 1, 1958, May 1, 1959, May 2, 1960, April 3, 1961, May 1, 1962, May 1, 1963, April 23, 1964, May 3, 1965, June 1, 1966, April 28, 1967, July 3, 1967, May 1, 1968, June 16, 1969, May 15, 1970, September 1, 1971, June 17, 1981, November 1, 1985, September 16, 1987, May 1, 1989, May 21, 1991, May 7, 1992, July 1, 1993 and October 2, 1997 have been heretofore entered into between the Company and the Trustee, and for the purpose of better securing and protecting the Bonds then or thereafter issued and confirming the lien of the Original Indenture, an indenture dated October 15, 1942 supplemental thereto has been heretofore entered into between the Company and the Trustee; the Original Indenture as heretofore amended and supplemented being hereinafter referred to as the "Original Indenture as amended"; and

WHEREAS, the Company is entitled to have authenticated and delivered additional Bonds on the basis of the [net bondable value of property additions/refundable Bonds], upon compliance with the provisions of [Section 4/Section 7] of Article III of the Original Indenture as amended; and

WHEREAS, the Company has determined to issue a sixty-fourth series of Bonds under the Original Indenture as amended in the principal amount of $___,000,000, to be known as First Mortgage Bonds, __% Series due ____ (hereinafter called "Bonds of ____ Series"); and

WHEREAS, the Original Indenture as amended provides that certain terms and provisions, as determined by the Board of Directors of the Company, of the Bonds of any particular series may be expressed in and provided by the execution of an appropriate supplemental indenture; and

WHEREAS, the Original Indenture as amended provides that the Company and the Trustee may enter into indentures supplemental thereto to add to the covenants and agreements of the Company contained therein other covenants and agreements thereafter to be observed; and to surrender any right or power reserved to or conferred upon the Company in the Original Indenture as amended; and

WHEREAS, the Company, in the exercise of the powers and authority conferred upon and reserved to it under the provisions of the Original Indenture as amended and pursuant to appropriate resolutions of its Board of Directors, has duly resolved and determined to make, execute and deliver to the Trustee a Supplemental Indenture in the form hereof for the purposes herein provided; and

WHEREAS, all conditions and requirements necessary to make this Supplemental Indenture a valid, binding and legal instrument have been done, performed and fulfilled, and the execution and delivery hereof have been in all respects duly authorized;

NOW, THEREFORE, THIS INDENTURE WITNESSETH:

THAT POTOMAC ELECTRIC POWER COMPANY, in consideration of the premises and of One Dollar to it duly paid by the Trustee at or before the ensealing and delivery of these presents, and for other valuable considerations, the receipt whereof is hereby acknowledged, hereby covenants, declares and agrees with the Trustee and its successors in the trust under the Original Indenture as amended, for the benefit of those who hold the Bond and coupons, or any of them, issued or to be issued hereunder or under the Original Indenture as amended, as follows:

PART I.

DESCRIPTION OF BONDS.

SECTION 1.   The Bonds of _____ Series shall, subject to the provisions of Section 1 of Article II of the Original Indenture as amended, be designated as "First Mortgage Bonds, __% Series due _____ " of the Company. The Bonds of _____ Series shall be executed, authenticated and delivered in accordance with the provisions of, and shall in all respects be subject to, all of the terms, conditions and covenants of the Original Indenture as amended, except in so far as the terms and provisions of the Original Indenture as amended are amended or modified by this Supplemental Indenture.

The Bonds of ___ Series shall mature _____ __, ___, and shall bear interest from the date of initial issuance at the rate of _____ percent (__%) per annum, payable

semiannually, commencing _____ __, ____, on the ____ day of _____ and the _____ day of _____ in each year (each such _____ __ and _____ __ being hereinafter called an "interest payment date"). The Bonds of ____ Series shall be payable as to principal and interest in lawful money of the United States of America, and shall be payable (as well the interest as the principal thereof) at the agency of the Company in the Borough of Manhattan, The City of New York.

The interest so payable on any interest payment date shall be paid to the persons in whose names the Bonds of ____ Series are registered at the close of business on the last business day (hereinafter called the "record date") which is more than ten days prior to such interest payment date, a "business day" being any day that is not a day on which banks in the City of New York are authorized by law to close; except that if the Company shall default in the payment of any interest due on such interest payment date, such defaulted interest shall be paid to the persons in whose names the Bonds of ____ Series are registered on the date of payment of such defaulted interest, or in accordance with the regulations of any securities exchange on which the Bonds of ____ Series are listed.

Except as provided hereinafter, every Bond of ____ Series shall be dated as of the date of its authentication and delivery, or if that is an interest payment date, the next day, and shall bear interest from the interest payment date next preceding its date or the date of delivery of the initial Bonds of ____ Series, whichever is later. Notwithstanding Section 6 of Article II of the Original Indenture, any Bond of ____ Series authenticated and delivered by the Trustee after the close of business on the record date with respect to any interest payment date and prior to such interest payment date shall be dated as of the date next following such interest payment date and shall bear interest from such interest payment date; except that if the Company shall default in the payment of any interest due on such interest payment date, such Bond shall bear interest from the next preceding interest payment date or the date of delivery of the initial Bonds of ____ Series, whichever is later.

SECTION 2.   The Bonds of ____ Series, and the Trustee's certificate to be endorsed on the Bonds of ____ Series, shall be substantially in the following forms, respectively:

[FORM OF FACE OF BOND OF ____ SERIES]

POTOMAC ELECTRIC POWER COMPANY
(A District of Columbia and Virginia corporation)

First Mortgage Bond, __% Series Due ____

No. $
                                                                                                           Cusip No.

POTOMAC ELECTRIC POWER COMPANY, a corporation organized and existing under the laws of the District of Columbia and a domestic corporation of the Commonwealth of Virginia (hereinafter called the "Company", which term shall include any successor corporation as defined in the Amended Indenture hereinafter referred to), for value received, hereby promises to pay to _____or registered assigns, the sum of _____ dollars, on the _____ day of _____, in lawful money of the United States of America, and to pay interest thereon in like money from the later of the date of delivery of the initial Bonds of _____ Series or the interest payment date _____ ___ or _____ ___ next preceding the date of this Bond, or if the Company shall default in the payment of interest due on such interest payment date, then from the next preceding interest payment date or the date of delivery of the initial Bonds of _____ Series, whichever is later, at the rate of _____ percent (__%) per annum, payable semiannually, commencing _____ __, _____, on the _____ day of _____ and _____ in each year until maturity, or, if the Company shall default in the payment of the principal hereof, until the Company's obligation with respect to the payment of such principal shall be discharged as provided in the Amended Indenture. The interest so payable on any _____ ___ or _____ ___ will, subject to certain exceptions provided in the indenture dated as of _____ __, _____ supplemental to the Amended Indenture, be paid to the person in whose name this Bond is registered at the close of business on the last business day which is more than ten days prior to such _____ ___ or _____ ___. Both principal of, and interest on, this Bond are payable at the agency of the Company in the Borough of Manhattan, The City of New York.

Reference is made to the further provisions of this Bond set forth on the reverse hereof, and such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Bond shall not be entitled to any benefit under the Amended Indenture or any indenture supplemental thereto, or become valid or obligatory for any purpose, until The Bank of New York, the Trustee under the Amended Indenture, or a successor trustee thereto under the Amended Indenture, shall have signed the form of certificate endorsed hereon.

IN WITNESS WHEREOF, Potomac Electric Power Company has caused this Bond to be signed in its name by the signature (or a facsimile thereof) of its President or a Vice President, and its corporate seal (or a facsimile thereof) to be hereto affixed and attested by the facsimile signature of its Secretary or an Assistant Secretary.

Dated,   POTOMAC ELECTRIC POWER COMPANY

                                                By _____
                                                              Vice President

Attest:

_____
Secretary

[FORM OF TRUSTEE'S CERTIFICATE]

This Bond is one of the Bonds, of the series designated therein, described in the within-mentioned Amended Indenture and the Supplemental Indenture dated as of _____ __, ____.

THE BANK OF NEW YORK, Trustee

By _____
Authorized Signatory

[TEXT APPEARING ON REVERSE SIDE OF BOND OF ____ SERIES]

This Bond is one of a duly authorized issue of Bonds of the Company (hereinafter called the "Bonds") in unlimited aggregate principal amount, of the series hereinafter specified, all issued and to be issued under and equally secured (except in so far as any purchase or sinking fund or analogous provisions for any particular series of Bonds, established by any indenture supplemental to the Amended Indenture hereinafter mentioned, may afford additional security for such Bonds) by a mortgage and deed of trust, dated July 1, 1936, executed by the Company to The Bank of New York as successor to The Riggs National Bank of Washington, D.C. (herein called the "Trustee"), as trustee, as amended by indentures supplemental thereto dated December 10, 1939, August 10, 1942, October 15, 1942, April 1, 1966, June 16, 1981, June 17, 1981, December 1, 1981, August 1, 1982, October 1, 1982, April 15, 1983, November 1, 1985, March 1, 1986, November 1, 1986, March 1, 1987, September 16, 1987, May 1, 1989, August 1, 1989, April 5, 1990, May 21, 1991, May 7, 1992, September 1, 1992, November 1, 1992, March 1, 1993, March 2, 1993, July 1, 1993, August 20, 1993, September 29, 1993, September 30, 1993, October 1, 1993, February 10, 1994, February 11, 1994, March 10, 1995, September 6, 1995, September 7, 1995 and October 2, 1997 (said mortgage and deed of trust, as so amended, being herein called the "Amended Indenture") and all indentures supplemental thereto, to which Amended Indenture and supplemental indentures reference is hereby made for a description of the properties mortgaged and pledged, the nature and extent of the security, the rights of the owners of the Bonds and of the Trustee in respect thereto, and the terms and conditions upon which the Bonds are, and are to be, secured. To the extent permitted by, and as provided in, the Amended Indenture, modifications or alterations of the Amended Indenture, or of any indenture supplemental thereto, and of the rights and obligations of the Company and of the holders of the Bonds may be made with the consent of the Company by an affirmative vote of not less than 60% in amount of the Bonds entitled to vote then outstanding, at a meeting of Bondholders called and held as provided in the Amended Indenture, and by an affirmative vote of not less than 60% in amount of the Bonds of any series entitled to vote then outstanding and affected by such modification or alteration, in case one or more but less than all of the series of Bonds then outstanding under the Amended Indenture are so affected; provided, however, that no such modification or alteration shall be made which will affect the terms of payment of the principal of, or interest on, this Bond, which are unconditional, or which reduces the percentage of Bonds the affirmative vote of which is required for the making of such modifications or alterations.

This Bond is one of a series designated as the "First Mortgage Bonds, __% Series due ____" (herein called the "Bonds of ____ Series") of the Company, issued under and secured by the Amended Indenture and all indentures supplemental thereto and described in the indenture (herein called the "New Supplemental Indenture"), dated as of _____ __, ____, between the Company and the Trustee, supplemental to the Amended Indenture.

[The Bonds of ____ Series are subject to redemption, at any time or from time to time after _____ __, ____ and prior to maturity, at the option of the Company, either as a whole or in part by lot, upon payment of the redemption prices applicable to the respective period set forth below, together, in each case, with accrued interest to the redemption date, all subject to the conditions and as more fully set forth in the Amended Indenture and the New Supplemental Indenture:

Notice of any redemption shall be sent by the Company through the mails, postage prepaid, at least thirty days and not more than sixty days prior to the redemption date, to the registered owners of any of the Bonds to be redeemed, at their addresses as the same shall appear on the transfer register of the Company, all subject to the conditions and as more fully set forth in the Amended Indenture and New Supplemental Indenture. Any notice so mailed shall be conclusively presumed to have been duly given, whether or not the owner receives it.]

In case an event of default, as defined in the Amended Indenture, shall occur, the principal of all the Bonds at any such time outstanding under the Amended Indenture may be declared or may become due and payable, upon the conditions and in the manner and with the effect provided in the Amended Indenture. The Amended Indenture provides that such declaration may in certain events be waived by the holders of a majority in principal amount of the Bonds entitled to vote then outstanding.

This Bond is transferable by the registered owner hereof, in person or by duly authorized attorney, on the books of the Company to be kept for that purpose at the agency of the Company in the Borough of Manhattan, The City of New York, upon surrender and cancellation of this Bond and on presentation of a duly executed written instrument of transfer, and thereupon a new Bond or Bonds of the same series, of the same aggregate principal amount and in authorized denominations will be issued to the transferee or transferees in exchange therefor; and this Bond, with or without others of the same series, may in like manner be exchanged for one or more new Bonds of the same series of other authorized denominations but of the same aggregate principal amount; all subject to the terms and conditions set forth in the Amended Indenture.

No recourse shall be had for the payment of the principal of, or the interest on, this Bond, or for any claim based hereon or otherwise in respect hereof or of the Amended Indenture or any indenture supplemental thereto, against any incorporator, or against any stockholder, director or officer, past, present or future, of the Company or of any predecessor or successor corporation, either directly or through the Company or any such predecessor or successor corporation, whether for amounts unpaid on stock subscriptions or by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise, all such liability,

whether at common law, in equity, by any constitution, statute or otherwise, of incorporators, stockholders, directors or officers being released by every owner hereof by the acceptance of this Bond and as part of the consideration for the issue hereof, and being likewise released by the terms of the Amended Indenture.

SECTION 3.   The Bonds of _____ Series shall be registered Bonds without coupons in denominations of any multiple of $1,000, numbered consecutively upwards from R1.

SECTION 4.   Until Bonds of _____ Series in definitive form are ready for delivery, the Company may execute, and upon its request in writing the Trustee shall authenticate and deliver, in lieu thereof, Bonds for such series in temporary form, as provided in Section 9 of Article II of the Original Indenture as amended.

PART II.

ISSUE OF BONDS.

SECTION 1.   Except for Bonds of _____ Series issued pursuant to Section 13 of Article II of the Original Indenture as amended, the principal amount of Bonds of _____ Series which may be authenticated and delivered hereunder is limited to $___,000,000 aggregate principal amount.

SECTION 2.   Bonds of _____ Series in the aggregate principal amount permitted in Section 1 of this Part II, may at any time subsequent to the execution hereof be executed by the Company and delivered to the Trustee and shall be authenticated by the Trustee and delivered (either before or after the recording hereof) to or upon the order of the Company evidenced by a writing or writings, signed by its President or one of its Vice Presidents and its Treasurer or one of its Assistant Treasurers, at such time or times as may be requested by the Company subsequent to the receipt by the Trustee of

(1) the certified resolution and the officers' certificate required by Section 3(a) and Section 3(b) of Article III of the Original Indenture as amended;

(2) the opinion of counsel required by Section 3(c) of Article III of the Original Indenture as amended;

(3) cash, if any, in the amount required to be deposited by Section 3(d) of Article III of the Original Indenture as amended, which shall be held and applied by the Trustee as provided in said Section 3(d);

(4) the certificates, instruments, opinions of counsel, prior lien bonds and cash, if any, required by Section 4 of Article III of the Original Indenture as amended, except that, as required by Part V of this Supplemental Indenture, property additions purchased, constructed or otherwise acquired on or before December 31, 1946 shall not be made the basis for the authentication and delivery of Bonds of _____ Series; and

(5) the certificates and opinions required by Article XVIII of the Original Indenture as amended.

PART III.

REDEMPTION.

SECTION 1.   The Bonds of _____ Series are not redeemable up to and including _____ __. ____. The Bonds of _____ Series shall, in accordance with the provisions of Article V of the Original Indenture as amended, be redeemable, at any time or from time to time after _____ __, ____ and prior to maturity, at the option of the Company, either as a whole or in part by lot, upon payment of the redemption prices applicable to the respective periods set forth in the form of Bond of _____ Series contained in Section 2 of Part I hereof, together, in each case, with accrued interest to the redemption date.

In accordance with the provisions of Article V of the Original Indenture as amended, notice of any redemption shall be sent by the Company through the mails, postage prepaid, at least thirty days and not more than sixty days prior to the date of redemption, to the registered owners of any of the Bonds to be redeemed at their addresses as the same shall appear on the transfer register of the Company. Any notice so mailed shall be conclusively presumed to have been duly given, whether or not the owner receives it.

All Bonds delivered to be redeemed by the Trustee pursuant to the provisions of this Part III shall forthwith be canceled.

PART IV.

ADDITIONAL PARTICULAR COVENANTS OF THE COMPANY.

The Company hereby covenants, warrants and agrees that so long as any Bonds of _____ Series are outstanding:

SECTION 1.   The Company will not withdraw, pursuant to the provisions of Section 2 of Article VIII of the Original Indenture as amended, any moneys held by the Trustee as part of the trust estate in excess of an amount equal to the aggregate principal amount of such of the refundable Bonds as were theretofore issued by the Company; and that upon any such withdrawal by the Company refundable Bonds equal in aggregate principal amount to the amount so withdrawn shall be deemed to have been made the basis of such withdrawal.

SECTION 2.   Property additions purchased, constructed or otherwise acquired on or before December 31, 1946 shall not be made the basis for the authentication and delivery of Bonds, or the withdrawal of cash, or the reduction of the amount of cash required to be paid to the Trustee under any provision of the Indenture.

PART V.

AMENDMENT OF INDENTURE TO PERMIT QUALIFICATION UNDER TRUST INDENTURE ACT OF 1939.

The Company and the Trustee, from time to time and at any time, without any vote or consent of the holders of the Bonds of ____ Series, may enter into such indentures supplemental to the Original Indenture as may or shall by them be deemed necessary or desirable to add to or modify or amend any of the provisions of the Original Indenture so as to permit the qualification of the Original Indenture under the Trust Indenture Act of 1939.

Except to the extent specifically provided herein, no provision of this Supplemental Indenture is intended to modify, and the parties hereto do hereby adopt and confirm, the provisions of Section 318(c) of the Trust Indenture Act of 1939 which amend and supersede provisions of the Original Indenture, as supplemented, in effect prior to November 15, 1990.

PART VI.

THE TRUSTEE.

The Trustee hereby accepts the trusts hereby declared and provided and agrees to perform the same upon the terms and conditions in the Original Indenture as amended set forth and upon the following terms and conditions:

The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or the due execution hereof by the Company or for or in respect of the recitals contained herein, all of which recitals are made by the Company solely. In general, each and every term and condition contained in Article XIII of the Original Indenture as amended shall apply to this Supplemental Indenture with the same force and effect as if the same were herein set forth in full, with such omissions, variations and modifications thereof as may be appropriate to make the same conform to this Supplemental Indenture.

PART VII.

MISCELLANEOUS PROVISIONS.

This Supplemental Indenture may be simultaneously executed in any number of counterparts, each of which when so executed shall be deemed to be an original; but such counterparts shall together constitute but one and the same instrument.

Potomac Electric Power Company hereby constitutes and appoints _____, one of its _____, to be its true and lawful attorney-in-fact, for it and in its name to appear before any officer authorized by law to take and certify acknowledgments of deeds to be recorded in the District of Columbia, in the State of Maryland, in the Commonwealth of

Virginia, and in the Commonwealth of Pennsylvania and to acknowledge and deliver these presents as the act and deed of said Potomac Electric Power Company.

The Bank of New York, hereby constitutes and appoints _____, one of its _____, to be its true and lawful attorney-in-fact, for it and in its name to appear before any officer authorized by law to take and certify acknowledgments of deeds to be recorded in the District of Columbia, in the State of Maryland, in the Commonwealth of Virginia, and in the Commonwealth of Pennsylvania and to acknowledge and deliver these presents as the act and deed of said The Bank of New York.

IN WITNESS WHEREOF, said Potomac Electric Power Company has caused this Supplemental Indenture to be executed on its behalf by its President or one of its Vice Presidents and its corporate seal to be hereto affixed and said seal and this Supplemental Indenture to be attested by its Secretary or one of its Assistant Secretaries; and said The Bank of New York, in evidence of its acceptance of the trust hereby created, has caused this Supplemental Indenture to be executed on its behalf by one of its _____, and its corporate seal to be hereto affixed and said seal and this Supplemental Indenture to be attested by one of its _____, all as of the ___ day of _____, _____.

POTOMAC ELECTRIC POWER COMPANY

By _____

(CORPORATE SEAL)
Attested:

_____

Signed, sealed and delivered by
Potomac Electric Power Company in
the presence of:

_____

_____
            As Witnesses

THE BANK OF NEW YORK

By _____

(Corporate Seal)

Attested:

_____

Signed, sealed and delivered by The
Bank of New York in the presence
of:

_____

_____

As Witnesses

CITY OF WASHINGTON,
DISTRICT OF COLUMBIA,   SS.:

I, _____, a Notary Public in and for the District of Columbia, United States of America, whose commission as such will expire _____ __, _____, do hereby certify that _____ and _____, whose names as _____ and _____ Secretary, respectively, of POTOMAC ELECTRIC POWER COMPANY, a corporation, are signed to the foregoing and hereto attached deed, bearing date as of the ____ day of _____, personally appeared this day before me in my District aforesaid and acknowledged themselves to be, respectively, a _____ and the _____ Secretary of Potomac Electric Power Company, and that they as such, being authorized so to do, executed the said deed by signing the name of Potomac Electric Power Company by _____, as _____, and attested by _____, as _____ Secretary, and acknowledged the same before me in my District aforesaid and acknowledged the foregoing instrument to be the act and deed of Potomac Electric Power Company.

Given under my hand and official seal this ____ day of _____, _____.

(NOTARIAL SEAL)

_____
Notary Public
District of Columbia

CITY OF WASHINGTON,
DISTRICT OF COLUMBIA,   SS.:

      I, _____, a Notary Public in and for the District of Columbia, United States of America, do hereby certify that _____, a _____ of POTOMAC ELECTRIC POWER COMPANY, a corporation, one of the parties to the foregoing instrument bearing date as of the ___ day of _____, and hereto annexed, this day personally appeared before me in the City of Washington, the said _____ being personally well known to me as the person who executed the said instrument as a _____ of and on behalf of said Potomac Electric Power Company and known to me to be the attorney-in-fact duly appointed therein to acknowledge and deliver said instrument on behalf of said corporation, and, as such attorney-in-fact, he acknowledged said instrument to be the act and deed of said Potomac Electric Power Company, and delivered the same as such. I further certify that the said _____, being by me duly sworn, did depose and say that he knows the seal of said corporation; that the seal affixed to said instrument is such corporate seal and was so affixed by order of the Board of Directors of said corporation; and that he signed his name thereto by like order. My commission expires _____ __, ____.

      Given under my hand and official seal this ___ day of _____, ____.

(NOTARIAL SEAL)

_____
Notary Public
District of Columbia

CITY OF WASHINGTON,
DISTRICT OF COLUMBIA,   SS.:

    I, _____, a Notary Public in and for the District of Columbia, United States of America, do hereby certify that _____ and _____, whose names as _____and _____, of THE BANK OF NEW YORK, a corporation, are signed to the foregoing and hereto attached deed, bearing date as of the ___ day of _____, ____, personally appeared before me this day in my District aforesaid and acknowledged themselves to be, respectively, _____ and _____ of The Bank of New York, and that they as such, being authorized so to do, executed the said deed by signing the name of The Bank of New York, by _____ as _____, and attested by _____ as _____, and acknowledged the same before me in my District aforesaid and acknowledged the foregoing instrument to be the act and deed of The Bank of New York, as therein set forth.

    Given under my hand and notarial seal this ___ day of _____, ____.

                                (NOTARIAL SEAL)

_____
Notary Public
District of Columbia

My Commission Expires _____ __, ____.

CITY OF WASHINGTON,
DISTRICT OF COLUMBIA,   SS.:

     I, _____, of full age, being sworn according to law, on his oath deposes and says that he is a _____ of THE BANK OF NEW YORK, the Trustee named in the foregoing Supplemental Indenture, dated as of the ___ day of _____, ____, that he is the agent of said Trustee for the purpose of perfecting such Supplemental Indenture and that the consideration in the Original Indenture referred to therein and in all indentures supplemental to said Original Indenture, including the foregoing Supplemental Indenture, is true and bona fide as therein set forth.

                                         _____

                                         Subscribed and sworn to before me
                                         this ___ day of _____, ____.

                                         _____

                                         Notary Public

                                         My Commission Expires _____ __, ____.

                                         (NOTARIAL SEAL)

CITY OF WASHINGTON,
DISTRICT OF COLUMBIA,   SS.:

       I, _____, a Notary Public in and for the District of Columbia, United States of
America, do hereby certify that _____, a _____ of THE BANK OF
NEW YORK, a corporation, one of the parties to the foregoing instrument bearing date as of the
___ day of _____, ____, and hereto annexed, this day personally appeared before me in the
City of Washington, the said _____, being personally well known to me as the
person who executed the said instrument as a _____ of and on behalf of said The
Bank of New York, and known to me to be the attorney-in-fact duly appointed therein to
acknowledge and deliver said instrument on behalf of said corporation, and, as such attorney-in-
fact, he acknowledged said instrument to be the act and deed of said The Bank of New York, and
delivered the same as such. I further certify that the said _____ , being by me
duly sworn, did depose and say that he knows the seal of said corporation; that the seal affixed to
said instrument is such corporate seal and was so affixed by order of the Board of Directors of
said corporation; and that he signed his name thereto by like order.

       Given under my hand and official seal this ___ day of _____, ____.

                                                                 (NOTARIAL SEAL)

                            _____
                            Notary Public
                            District of Columbia

                            My Commission Expires _____ __, ____.

CERTIFICATE OF RESIDENCE

     The Bank of New York, Mortgagee and Trustee within named, hereby certifies that its precise residence is 101 Barclay Street, New York, NY 10286.

THE BANK OF NEW YORK

By _____